                                              Filed Pursuant to Rule 424(b)(2)
                                              Registration No. 333-34879

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 17, 1997)
$350,000,000

GATX CAPITAL CORPORATION
$225,000,000 6 1/2% NOTES DUE 2000
$125,000,000 6 7/8% NOTES DUE 2004
                                                                     [GATX LOGO]

The 6 1/2% Notes due 2000 (the "6 1/2% Notes") of GATX Capital Corporation ("GATX Capital" or the "Company") will mature on November 1, 2000, and the 6 7/8% Notes due 2004 (the "6 7/8% Notes" and, together with the 6 1/2% Notes, the "Notes") of the Company will mature on November 1, 2004. Interest on the Notes will be payable semi-annually on November 1 and May 1 of each year commencing May 1, 1998. The Notes are not subject to a call for redemption prior to maturity and are not subject to any sinking fund.

The Notes will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company, as Depositary. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Notes -- Book-Entry System" and "-- Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                     PRICE TO       UNDERWRITING PROCEEDS TO
                                                    PUBLIC(1)       DISCOUNT     COMPANY(1)(2)
Per 6 1/2% Note..................................  100.000%         .350%        99.650%
Total............................................  $225,000,000     $787,500     $224,212,500
Per 6 7/8% Note..................................  99.752%          .625%        99.127%
Total............................................  $124,690,000     $781,250     $123,908,750
---------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from October 27, 1997 to the date of delivery.
(2) Before deducting expenses payable by the Company estimated to be $344,000.

The Notes are offered, subject to receipt and acceptance by the Underwriters, to prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about October 27, 1997.

SALOMON BROTHERS INC
                                CHASE SECURITIES INC.
                                                        UBS SECURITIES
The date of this Prospectus Supplement is October 22, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained herein and in the Prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify such forward-looking statements. Although the Company believes that the expectations reflected in such statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, and could cause results to differ materially from those projected.

                                  THE COMPANY

     GATX Capital is a diversified global financial services company which provides asset-based financing for transportation, information technology and industrial equipment. The Company's strategy is to invest in and manage assets by combining its asset knowledge, transaction-structuring capabilities and portfolio management expertise to control assets with significant upside potential. GATX Capital and its subsidiaries actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. The Company actively manages its existing portfolio of investments as well as those of institutional investors and several joint ventures and partnerships in which it participates. Key strategic partners include a cross section of domestic and international commercial banks, insurance companies and large industrial companies and manufacturers. Additionally, the Company arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells.

     All common and preferred stock of the Company is owned by GATX Corporation ("GATX") through a wholly owned subsidiary. GATX founded the Company as GATX Leasing Corporation, a Delaware corporation, in 1968 to own, sell and finance equipment independent of GATX's own specialized equipment activities. Since that time, the Company has developed a portfolio of earning assets diversified across industries and equipment classifications. The Company's primary business groups are Air, Rail, Technology Services, Corporate Finance and Diversified Portfolio. At June 30, 1997, the Company's investment portfolio of approximately $1.8 billion, before reserves, consisted of commercial jet aircraft (34%), railroad equipment (20%), information technology equipment (13%), marine equipment (12%), warehouse and production equipment (10%), golf courses and equipment (4%) and other equipment (7%).

     GATX Capital had a financial and management interest in 106 aircraft as of June 30, 1997, and orders and options for an additional 26 aircraft. 98% of the aircraft portfolio (in investment dollars) is compliant with Stage 3 noise regulations. GATX Capital also had a financial and management interest in 957 locomotives and 38,130 railcars as of June 30, 1997. The utilization rate on the operating lease fleet for locomotives and railcars as of such date was approximately 97% and 96%, respectively.

     Except as expressly indicated or unless the context otherwise requires, as used herein, the term "Company" or "GATX Capital" means GATX Capital Corporation and its consolidated subsidiaries.

                              RECENT DEVELOPMENTS

THE PITNEY BOWES TRANSACTION

     On August 21, 1997, GATX Capital announced that it had entered into agreements to invest in a $1.2 billion portfolio of leased assets owned by Pitney Bowes Credit Corporation ("PBCC"), a wholly owned subsidiary of Pitney Bowes Inc. (the "Pitney Bowes Transaction"). The Company's investment will total approximately $460 million in cash, for which it will receive assets valued by the Company at approximately $280 million and a fifty percent interest in a joint venture with PBCC that will own assets valued by the Company at approximately $895 million.

     The assets to be owned by the joint venture company will consist of aircraft equipment (44%), railroad equipment (22%), manufacturing equipment (13%), trucks and other vehicles (10%), mining equipment (6%) and other equipment (5%). The joint venture company will be capitalized by the Company's contribution of certain assets acquired from PBCC and valued by the Company at approximately $180 million, PBCC's contribution of assets valued by the Company at approximately $717 million and up to $550 million of loan proceeds (approximately $539 million of which will be distributed to PBCC).

     The Company's investment will be effected through a series of closings, all of which are expected to occur prior to December 31, 1997. The first closing took place on September 30, 1997, when the

Company paid PBCC approximately $193 million for assets primarily consisting of rail equipment. The equipment acquired in this initial closing will be retained by the Company and will not be contributed to the joint venture company. Subsequent closings are subject to the satisfaction of certain conditions, including, among others, the execution of a definitive agreement with respect to the contribution of the assets to be held by the joint venture company and the joint venture company's acquisition of financing on terms reasonably satisfactory to the Company and PBCC. Although the Company believes that the Pitney Bowes Transaction will be consummated as described herein, there can be no assurance that the remaining steps in the Pitney Bowes Transaction will be completed.

THIRD QUARTER OPERATING RESULTS

     On October 21, 1997, the Company reported earnings of $11.8 million for the three months ended September 30, 1997, which was $7.3 million, or 38%, less than the comparable quarter in 1996. The difference in quarterly earnings was largely attributable to historically strong results in the third quarter of 1996 and one-time expenses incurred by the Company during the third quarter of 1997 in connection with the Pitney Bowes Transaction and the acquisition during the quarter of the 20% of Sun Financial Group, Inc. not already owned by the Company. For the nine months ended September 30, 1997, the Company reported earnings of $47.7 million, which was $8.6 million, or 22%, greater than the comparable period in 1996.

     Asset remarketing income for the third quarter was $24.4 million, which was $2.5 million, or 11%, greater than the comparable quarter in 1996. For the nine month period ended September 30, 1997, the Company reported asset remarketing income of $76.8 million, which was $34.9 million, or an 83%, increase over the same period last year. Quarterly earnings may be significantly affected by the amount of asset remarketing income, which varies from quarter to quarter. The Company has completed most of the planned asset remarketing for 1997 and, as a result, expects that its earnings for the fourth quarter may be lower than in any of the first three quarters of the year.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be $348 million. The Company intends to use such proceeds to repay substantially all of its outstanding commercial paper, which was incurred to fund the initial closing of the Pitney Bowes Transaction, and other short-term debt, the total of which stood at approximately $294 million on October 21, 1997 and all of which bear interest at rates ranging from 5 1/2% to 6%. Additional proceeds will be used for general corporate purposes including, when due, payments of remaining amounts due in connection with the Pitney Bowes Transaction. See "Recent Developments." Interim surplus proceeds will be invested in high grade short-term instruments.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at June 30, 1997, (ii) adjustments in connection with the Pitney Bowes Transaction, assuming the $460 million cash investment is financed with the proceeds from the offering of the Notes and $110 million of short-term borrowings, and (iii) the pro forma capitalization of the Company at June 30, 1997 assuming the Pitney Bowes Transaction and related financings were completed as of such date. This table should be read in conjunction with the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

                                                                     JUNE 30, 1997
                                                        ---------------------------------------
                                                                       PITNEY
                                                                        BOWES        PRO FORMA
                                                                     TRANSACTION         AS
                                                         ACTUAL      ADJUSTMENTS      ADJUSTED
                                                        --------     -----------     ----------
                                                                (THOUSANDS OF DOLLARS)
DEBT FINANCING:
  Commercial paper and bankers' acceptances...........  $123,897      $ 110,000      $  233,897
  Notes payable.......................................    38,608                         38,608
  Obligations under capital leases....................    10,182                         10,182
  Senior term notes...................................   805,600        350,000       1,155,600
                                                        --------       --------      ----------
          Total debt financing........................  $978,287      $ 460,000      $1,438,287
                                                        ========       ========      ==========
STOCKHOLDER'S EQUITY:
  Convertible preferred stock, par value $1, and
     additional paid-in capital.......................  $125,000                     $  125,000
  Common stock, par value $1, and additional paid-in
     capital..........................................    28,960                         28,960
  Reinvested earnings.................................   209,551                        209,551
  Foreign currency translation adjustment.............    (3,433)                        (3,433)
  Unrealized gain on equity securities................     5,212                          5,212
                                                        --------                     ----------
          Total stockholder's equity..................  $365,290                     $  365,290
                                                        ========                     ==========

                            SELECTED FINANCIAL DATA

     The following selected financial data of the Company and its subsidiaries should be read in conjunction with the detailed information and consolidated financial statements and notes thereto included in the documents described under "Information Incorporated by Reference" in the Prospectus.

                                      SIX MONTHS ENDED
                                          JUNE 30,                                  YEAR ENDED DECEMBER 31,
                                 --------------------------    ------------------------------------------------------------------
                                    1997           1996           1996          1995          1994          1993          1992
                                 -----------    -----------    ----------    ----------    ----------    ----------    ----------
                                                                      (THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA:
REVENUES:
Investment and asset
  management..................   $   205,643    $   141,789    $  324,077    $  236,509    $  216,032    $  212,397    $  190,116
Technology equipment sales and
  service.....................        93,803             --        36,286            --            --            --            --
                                    --------       --------      --------      --------      --------      --------      --------
  Total revenues..............       299,446        141,789       360,363       236,509       216,032       212,397       190,116
                                    --------       --------      --------      --------      --------      --------      --------
EXPENSES:
Interest......................        44,485         39,825        86,106        68,396        62,744        65,358        71,889
Operating leases..............        55,967         32,619        77,289        50,424        50,621        35,277        21,814
Cost of equipment sales and
  service.....................        76,534             --        32,991            --            --            --            --
Selling, general and
  administrative..............        52,680         26,778        68,298        43,517        39,296        37,458        38,466
Provision for losses on
  investments.................         6,025          6,501        12,744        18,000        19,000        29,000        81,000
Other.........................         3,294          2,288         4,444           828           735         2,418         3,449
                                    --------       --------      --------      --------      --------      --------      --------
                                     238,985        108,011       281,872       181,165       172,396       169,511       216,618
                                    --------       --------      --------      --------      --------      --------      --------
Income (loss) before income
  taxes.......................        60,461         33,778        78,491        55,344        43,636        42,886       (26,502)
Provision for income taxes....        24,487         13,751        32,636        22,740        18,785        21,361        (9,849)
                                    --------       --------      --------      --------      --------      --------      --------
Income (loss) before
  cumulative effect of
  accounting changes..........        35,974         20,027        45,855        32,604        24,851        21,525       (16,653)
Cumulative effect of
  accounting changes..........            --             --            --            --            --            --         9,456
                                    --------       --------      --------      --------      --------      --------      --------
Net income (loss).............        35,974         20,027        45,855        32,604        24,851        21,525        (7,197)
Reinvested earnings at
  beginning of year...........       185,686        162,400       162,400       146,036       133,570       123,771       130,968
Dividends paid to
  stockholder.................       (12,109)        (9,930)      (22,569)      (16,240)      (12,385)      (11,726)           --
                                    --------       --------      --------      --------      --------      --------      --------
Reinvested earnings at end of
  period......................   $   209,551    $   172,497    $  185,686    $  162,400    $  146,036    $  133,570    $  123,771
                                    ========       ========      ========      ========      ========      ========      ========
BALANCE SHEET DATA:
(END OF PERIOD)
Total investments (net of
  allowance for losses on
  investments)................   $ 1,673,783    $ 1,653,794    $1,665,472    $1,424,797    $1,202,601    $1,185,955    $1,261,449
Total assets..................     1,851,374      1,740,340     1,848,629     1,518,383     1,269,590     1,256,598     1,330,469
Total debt financing..........       978,287      1,061,848     1,024,915       880,885       771,886       769,227       825,653
Nonrecourse obligations.......       298,365        216,925       268,044       193,446        55,270        68,058       100,822
Total liabilities.............     1,486,084      1,407,924     1,504,952     1,201,383       970,353       969,429     1,053,533
Stockholder's equity..........       365,290        332,416       343,677       317,000       299,237       287,169       276,936
SELECTED FINANCIAL RATIOS:
Return on average total
equity........................        20.30%(1)      12.34%(1)     13.86%        10.58%         8.48%         7.63%            NM(3)
Return on average total
  assets......................          3.89(1)        2.46(1)       2.72          2.34          1.97          1.66            NM(3)
Allowance for losses/total
  investments.................          6.74           5.99          6.41          6.10          6.40          6.92          7.44
Total debt financing/
  stockholder's equity........          2.68x          3.19x         2.98x         2.78x         2.58x         2.68x         2.98x
Ratio of earnings to fixed
  charges.....................          2.49             NA(2)       1.84          1.88          1.85          1.86          1.17

---------------
(1) Annualized.
(2) Not available.
(3) Not meaningful.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered by this Prospectus Supplement supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities under "Description of Debt Securities" in the accompanying Prospectus. Capitalized terms not defined herein have the meanings ascribed to them in the accompanying Prospectus.

GENERAL

     The Notes are being issued under an Indenture dated as of July 31, 1989, as supplemented and amended by the Supplemental Indenture dated as of December 18, 1991, the Second Supplemental Indenture dated as of January 2, 1996 and the Third Supplemental Indenture dated as of October 14, 1997 (such indenture as so supplemented and amended in accordance with its terms is referred to as the "Indenture"), each being between the Company, as issuer, and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Provisions of the Indenture are more fully described in this Prospectus Supplement and under "Description of Debt Securities" commencing on page 4 of the accompanying Prospectus. The following summary of the Notes is qualified in its entirety by reference to the Indenture, the Notes and the Trust Indenture Act.

     The Indenture does not contain any covenants specifically designed to protect registered owners of the Notes against a reduction in the creditworthiness of the Company in the event of a highly leveraged transaction. The Notes will be originally issued in fully registered book-entry form and will be represented by one or more Global Notes registered in the name of The Depository Trust Company, as Depositary, or its nominee. See "-- Book-Entry System." Upon any exchange of the Global Notes for Notes in definitive form under the provisions of the Indenture, such definitive Notes shall be issued in authorized denominations of $1,000 or any integral multiples thereof.

     The 6 1/2% Notes and the 6 7/8% Notes will be limited to $225 million and $125 million aggregate principal amounts, respectively. The 6 1/2% Notes will mature on November 1, 2000, and the 6 7/8% Notes will mature on November 1, 2004. The Notes will bear interest at the rate of 6 1/2% per annum in the case of the 6 1/2% Notes and 6 7/8% per annum in the case of the 6 7/8% Notes. Interest on the Notes will accrue from October 27, 1997 and will be payable on each November 1 and May 1 commencing May 1, 1998 to the holders of record on the preceding October 15 and April 15, respectively. Interest on each Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments of interest and principal on the Notes will be made in United States Dollars to the persons in whose name the Notes are registered.

BOOK-ENTRY SYSTEM

     The Notes will be issued in whole or in part in the form of one or more fully-registered Global Notes (each, a "Global Note") which will be deposited with, or on behalf of, the Depositary and registered in the name of its nominee. Except as set forth below, a Global Note may not be transferred except as a whole by the Depositary to its nominee or by its nominee to such Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor of the Depositary or a nominee of such successor.

     The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters expressly identified by name herein), banks, trust companies, clearing companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     The Depositary also advises that, pursuant to procedures established by it, upon the issuance of Notes by the Company represented by a Global Note, the Depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the Notes represented by such Global Note to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Notes represented by a Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary's participants or persons that may hold interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

     So long as the Depositary for a Global Note, or its nominee, is the registered owner of a Global Note, such Depositary or nominee, as the case may be, will be considered the sole owner or holder of the Note represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal and interest payments on the Notes registered in the name of the Depositary or its nominee will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of a Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, and each of them may act or refrain from acting without liability on any information provided by the Depositary. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit immediately the accounts of the participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in a Global Note as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary is at any time unwilling or unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 calendar days, the Company will issue Notes in certificated form in exchange for all outstanding Global Notes. In addition, the Company (but not a holder) may at any time determine not to have Notes represented by a Global Note and, in such event, will issue Notes in certificated form in exchange for all such Global Notes. In any such instance, an owner of a beneficial interest in the one or more Global Notes to be exchanged will be entitled to physical delivery in definitive certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on Global Notes will be made by the Company in immediately available funds or the equivalent. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. The effect, if any, of settlement in immediately available funds on trading activity in the Notes has not been determined.

REDEMPTION

     The Notes are not subject to a call for redemption prior to Stated
Maturity.

REGARDING THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture and is a party to existing credit agreements with the Company and certain of its subsidiaries. The Chase Manhattan Bank also maintains other banking arrangements with the Company and its affiliates in the ordinary course of business.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below.

                                                           PRINCIPAL       PRINCIPAL
                                                           AMOUNT OF       AMOUNT OF
                                                            6 1/2%          6 7/8%
                         UNDERWRITERS                        NOTES           NOTES
        -----------------------------------------------  -------------   -------------
        Salomon Brothers Inc...........................  $  75,000,000   $  41,700,000
        Chase Securities Inc...........................     75,000,000      41,650,000
        UBS Securities LLC.............................     75,000,000      41,650,000
                                                         -------------   -------------
                  Total................................  $ 225,000,000   $ 125,000,000
                                                         =============   =============

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .225% of the principal amount of the 6 1/2% Notes and .375% of the principal amount of the 6 7/8% Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of .150% of the principal amount of the 6 1/2% Notes and .250% of the principal amount of the 6 7/8% Notes, respectively. After the initial public offering, the public offering price and such concessions may be changed from time to time.

     The Notes will not have an established trading market when issued. The Notes will not be listed on any securities exchange. The Underwriters may make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Notes.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

     In connection with the offering and sale of the Notes, the Underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of Notes sold in the offering and sale of the Notes may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company and its affiliates. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., from time to time conducts banking transactions with the Company and its affiliates in the normal course of business and such affiliate is a party to certain of the Company's existing credit agreements. The Company intends to use a portion of the proceeds of this offering to repay certain short-term borrowings. See "Use of Proceeds." Accordingly, The Chase Manhattan Bank may receive more than 10% of the net proceeds from the sale of the Notes and this offering is being conducted in conformity with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank is also the Trustee under the Indenture.

                                 LEGAL OPINIONS

     The validity of the Notes offered hereby will be passed upon for the Company by Thomas C. Nord, Esq., Vice President and General Counsel, GATX Capital Corporation. Certain legal matters relating to the Notes will be passed upon for the Underwriters by Pillsbury Madison & Sutro LLP, San Francisco, California.

                      (This Page Intentionally Left Blank)

PROSPECTUS

                                  $532,000,000

                            GATX CAPITAL CORPORATION

                                DEBT SECURITIES

     GATX Capital Corporation ("GATX Capital" or the "Company") from time to time may offer its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness ("Senior Securities"), and/or subordinated debentures, notes, bonds or other evidences of indebtedness ("Subordinated Securities" and, together with the Senior Securities, collectively the "Debt Securities"). The Debt Securities may be offered in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. The Debt Securities may be sold for U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index and the principal of and any interest on the Debt Securities may likewise be payable in U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index.

     The Senior Securities will rank equally with all other unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement. See "Description of Debt Securities."

     The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, currency, denomination, maturity, premium, rate (which may be fixed or variable) and time of payment of interest, terms for redemption at the option of the Company or the holder, for sinking fund payments, if any, for payments of additional amounts, if any, and the initial public offering price, will be set forth in a Prospectus Supplement (the "Prospectus Supplement").

     The Debt Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Debt Securities may also be sold directly by the Company or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Debt Securities, their names, the principal amount of Debt Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is October 17, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at Regional Offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois and 7 World Trade Center, Suite 1300, New York, New York; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington D.C. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W.,
Washington D.C. 20549 at prescribed rates. The Company files electronically with the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the registrants that file electronically with the Commission. The address of the Web site of the Commission is (http://www.sec.gov).

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents, which are on file with Commission, are incorporated herein by reference and made a part hereof:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 June 30, 1997; and

          (c) The Company's Current Reports on Form 8-K dated January 23, 1997, June 10, 1997, August 27, 1997 and October 15, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated herein by reference and shall be a part hereof from the respective dates of filing of such documents.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests should be directed to Thomas C. Nord, Esq., Vice President and General Counsel, GATX Capital Corporation, Four Embarcadero Center, San Francisco, California 94111, telephone (415) 955-3200.

     Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars" or "U.S. $").

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     GATX Capital is a diversified global financial services company which provides asset-based financing for transportation, information technology and industrial equipment. The Company's strategy is to invest in and manage assets by combining its asset knowledge, transaction-structuring capabilities and portfolio management expertise to control assets with significant upside potential. GATX Capital and its subsidiaries actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. The Company actively manages its existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which it participates. Key strategic partners include a cross section of domestic and international commercial banks, insurance companies and large industrial companies and manufacturers. Additionally, the Company arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells.

     All common and preferred stock of the Company is owned by GATX Corporation ("GATX") through a wholly owned subsidiary. GATX founded the Company as GATX Leasing Corporation, a Delaware corporation, in 1968 to own, sell and finance equipment independent of GATX's own specialized equipment activities. Since that time, the Company has developed a portfolio of earning assets diversified across industries and equipment classifications. The Company's primary business groups are Air, Rail, Technology Services, Corporate Finance and Diversifed Portfolio. At June 30, 1997, the Company's investment portfolio of approximately $1.8 billion, before reserves, consisted of commercial jet aircraft (34%), railroad equipment (20%), information technology equipment (13%), marine equipment (12%), warehouse and production equipment (10%), golf courses and equipment (4%) and other equipment (7%).

     GATX Capital had a financial and management interest in 106 aircraft as of June 30, 1997, and orders and options for an additional 26 aircraft. 98% of the aircraft portfolio (in investment dollars) is compliant with Stage 3 noise regulations. GATX Capital also had a financial and management interest in 957 locomotives and 38,130 railcars as of June 30, 1997. The utilization rate on the operating lease fleet for locomotives and railcars as of such date was approximately 97% and 96%, respectively.

     Except as expressly indicated or unless the context otherwise requires, as used herein the "Company" or "GATX Capital" means GATX Capital Corporation and its consolidated subsidiaries. The Company's principal office is located at Four Embarcadero Center, San Francisco, California 94111, telephone (415) 955-3200.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities offered hereby will be used for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges are computed by dividing earnings from continuing operations before fixed charges and income taxes by the fixed charges. For purposes of computation of the ratios, earnings and fixed charges include those of the Company and all consolidated subsidiaries, and fixed charges consist of interest and debt expense, and one-third of rent expense (which approximates the interest factor) of such companies.

                                               SIX MONTHS            YEAR ENDED DECEMBER 31,
                                             ENDED JUNE 30,   --------------------------------------
                                                  1997         1996    1995    1994    1993    1992
                                             --------------   ------  ------  ------  ------  ------
Ratio of earnings to fixed charges..........      2.49x        1.84x   1.88x   1.85x   1.86x   1.17x

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Senior Securities are to be issued under an Indenture dated as of July 31, 1989, as supplemented and amended by a Supplemental Indenture dated as of December 18, 1991, by a Second Supplemental Indenture dated as of January 2, 1996 and by a Third Supplemental Indenture dated as of October 14, 1997 (together, the "Senior Indenture") between the Company and The Chase Manhattan Bank, as Trustee (the "Senior Indenture Trustee"). A copy of the Senior Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Registration Statement"). The Subordinated Securities are to be issued under a separate Indenture (the "Subordinated Indenture" and, together with the Senior Indenture, sometimes collectively referred to as the "Indentures"). The trustee for the Subordinated Indenture will be identified in the relevant Prospectus Supplement. A copy of the form of the Subordinated Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indentures. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indentures.

GENERAL

     Debt Securities offered by this Prospectus will be limited to an aggregate initial public offering price of $532,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies. The Indentures provide that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. The Senior Securities will rank pari passu with other Senior Indebtedness of the Company. The Subordinated Securities will be subordinated and junior in right of payment to certain indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities offered thereby:
(1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) whether any of the Debt Securities are to be issuable initially in temporary global form and whether any of the Debt Securities are to be issuable in permanent global form; (4) the date or dates on which the Debt Securities will mature; (5) the rate or rates at which the Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue; (6) the Interest Payment Dates on which any such interest on the Debt Securities will be payable, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an Interest Payment Date will be paid; (7) any mandatory or optional sinking fund or analogous provisions; (8) each office or agency where, subject to the terms of the Indenture, the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where, subject to the terms of the Indenture, the Debt Securities may be presented for registration of transfer or exchange; (9) the date, if any, after which and the price or prices at which the Debt Securities may be redeemed, in whole or in part at the option of the Company or the Holder, or pursuant to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (10) the denominations in which any Debt Securities will be issuable, if other than denominations of $100,000 and any integral multiple thereof; (11) any index used to determine the amount of payments of principal of and any premium and interest on the Debt Securities; (12) the portion of the principal amount of the Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (13) the application, if any, of either or both of the defeasance or covenant defeasance sections of the Indentures to the Debt Securities; (14) the Person who shall be the Security Registrar for the Debt Securities, if other than the Trustee, the Person who shall be the initial Paying Agent and the

Person who shall be the depositary; (15) the terms of subordination applicable to any series of Subordinated Securities; and (16) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Debt Securities of such series.

     Except as described in the applicable Prospectus Supplement, the Indentures do not contain any covenants specifically designed to protect holders of the Debt Securities against a reduction in creditworthiness of the Company in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the Debt Securities.

     Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their stated principal amounts. Special United States federal income tax considerations applicable to Debt Securities issued at an original issue discount will be set forth in a Prospectus Supplement relating thereto. Special United States tax considerations applicable to any Debt Securities that are denominated in a currency other than United States dollars or that use an index to determine the amount of payments of principal of and any premium and interest on the Debt Securities will be set forth in a Prospectus Supplement relating thereto.

GLOBAL SECURITIES

     So long as the depositary's nominee is the registered owner of a global security, such nominee will be considered the sole owner of the Debt Securities represented by such global security for all purposes under the Indentures. Except as provided in the relevant Prospectus Supplement, owners of beneficial interests in a global security will not be entitled to have Debt Securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indentures. Principal of, premium, if any, and interest on a global security will be payable in the manner described in the relevant Prospectus Supplement.

SUBORDINATION

     Subordinated Securities may be issued from time to time in one or more series under the Subordinated Indenture. The Subordinated Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY WITH RESPECT TO SENIOR SECURITIES

     The Senior Securities are not secured by mortgage, pledge or other lien. The Company covenants that neither it nor any Restricted Subsidiary (which the Senior Indenture defines as any subsidiary which is a consolidated subsidiary, in accordance with generally accepted accounting principles, in the consolidated financial statements of the Company) will subject any of its property, tangible or intangible, real or personal, to any lien unless the Senior Securities are secured equally and ratably with other indebtedness thereby secured. There are excepted from this covenant any liens existing on the date of the Senior Indenture, as well as certain other liens, and the extension, renewal or replacement thereof, including without limitation, (i) liens on any property provided that the creditor has no recourse against the Company or any Restricted Subsidiary except recourse to such property or proceeds of any sale or lease therefrom; (ii) liens on property existing at the time of acquisition (including acquisition through merger or consolidation) or given in connection with financing the purchase price or cost of construction or improvement of property;
(iii) other liens not permitted by clauses (i) and (ii) on property then owned or thereafter acquired, provided no such lien shall be incurred pursuant to clause (iii) if the aggregate amount of indebtedness secured by liens incurred pursuant to clauses (ii) and (iii), including the lien proposed to be incurred, shall exceed 30% of Net Tangible Assets; (iv) liens securing certain intercompany indebtedness; (v) a banker's lien or right of offset; (vi) liens arising under the Employee Retirement Income Security Act of 1974, as amended, to secure any contingent liability of the Company;

(vii) liens on sublease interests held by the Company which liens are in favor of the person granting the lease to the Company; (viii) various specified governmental liens and deposits; and (ix) various other liens not incurred in connection with the borrowing of money (including purchase money indebtedness) or the obtaining of advances or credit. Net Tangible Assets is defined for this purpose as the total assets of the Company less (x) current liabilities and (y) intangible assets.

     In addition, the Company covenants that neither it nor any Restricted Subsidiary will pay any dividends upon any of its stock of any class or make any distribution of cash or property among its stockholders by reduction of capital or otherwise (other than in stock of the Company) or purchase or redeem any stock of any class of the Company unless the aggregate amounts of all such payments and distributions after December 31, 1988 will not exceed the sum of
(i) the total of the accumulated consolidated net income of the Company and its Restricted Subsidiaries during the period after December 31, 1988, (ii) any net consideration received from the sale of stock of any class of the Company after December 31, 1988, (iii) the aggregate principal amount of any indebtedness of the Company which shall have been converted into the stock of any class of the Company and (iv) $25,000,000. Such restriction shall not apply to (i) the payment of dividends on preferred stock or any payment to purchase shares of preferred stock subject to a mandatory sinking fund, provided that such payments are included in the foregoing calculations, (ii) the redemption or retirement of any shares of capital stock of the Company by exchange for, or out of the proceeds of a substantially concurrent sale of, other shares of capital stock,
(iii) the purchase of any shares of capital stock of the Company pursuant to or in connection with any retirement, bonus, profit sharing, thrift, savings, stock option or compensation plan for officers or employees of the Company or (iv) the conversion of shares of any stock of the Company into shares of any other stock of the Company.

MERGER AND CONSOLIDATION

     Each Indenture provides that the Company may consolidate or merge with or into any other corporation and the Company may sell, lease or convey all or substantially all of its assets to any corporation, organized and existing under the laws of the United States of America or a State thereof, provided that the corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received such assets shall assume payments of the principal of (and premium, if any) and interest on the Debt Securities and the performance and observance of all of the covenants and conditions of such Indenture to be performed or observed by the Company.

MODIFICATION AND WAIVER

     Modification and amendment of each Indenture may be effected by the Company and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of any installment of principal of, or interest on, any Debt Security or change the Redemption Price; (b) reduce the principal amount of, or interest on, any Debt Security or reduce the amount of principal which could be declared due and payable prior to the Stated Maturity; (c) change the place or currency of any payment of principal or interest on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to modify or amend each Indenture; or (f) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive any past default to less than a majority. Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under each Indenture and waive compliance by the Company with certain provisions of each Indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     An Event of Default with respect to any Debt Security of any series is defined in each Indenture as being: default for 30 days in payment of any interest on or any Additional Amounts payable in respect of any Debt Security of that series; default in payment of principal (and premium, if any) on the Debt Securities of that series when due either at maturity, upon optional or mandatory redemption, as a sinking fund installment, by declaration or otherwise; default in the performance or breach of any other covenant or warranty of the Company in respect of the Debt Securities of such series in each Indenture which shall not have been remedied for a period of 90 days after notice; certain events of bankruptcy, insolvency and reorganization of the Company; and any other Event of Default established for the Debt Securities of such series set forth in the applicable Prospectus Supplement. Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default with respect to any series thereof (except in payment of principal of, or interest on, the Debt Securities) if the Trustee considers it in the interest of the Holders of the Debt Securities of such series to do so.

     Each Indenture provides that (1) if an Event of Default due to the default in payment of principal of, or interest on, any series of Debt Securities, or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities, shall have occurred and be continuing, either the Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of such series then may declare the principal of all Debt Securities of such series, or such lesser amount as may be provided for in the Debt Securities of that series, and interest accrued thereon, to be due and payable immediately, and (2) if the Event of Default resulting from default in the performance of any other of the covenants or agreements in each Indenture applicable to all Outstanding Debt Securities under such Indenture and certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the Holders of 25% in principal amount of all Outstanding Debt Securities (treated as one class) may declare the principal of all Debt Securities, or such lesser amount as may be provided for in such securities, and interest accrued thereon, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the Debt Securities) by the Holders of a majority in principal amount of the Outstanding Debt Securities of such series (or of all series, as the case may be).

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series provided that such direction shall not be in conflict with any rule of law or the applicable Indenture or shall not be unduly prejudicial to the Holders not taking part in such direction. The Company is required to furnish to the Trustee under each Indenture annually a statement as to performance or fulfillment of certain of its obligations under the applicable Indenture and as to any default in such performance of fulfillment.

CONCERNING THE TRUSTEES

     The Chase Manhattan Bank is the Senior Indenture Trustee under the Senior Indenture. The Senior Indenture Trustee has substantial banking relationships with the Company, GATX and certain other affiliates of the Company and is the trustee under the Senior Indenture with respect to other series of debt securities, under another indenture with the Company and under certain equipment trust agreements with an affiliate.

     The Senior Indenture Trustee and the trustee for the Subordinated Indenture (collectively, the "Trustee") may from time to time make loans to the Company and perform other services for the Company in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Debt Securities offered thereby.

     In connection with the sale of the Debt Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the Debt Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     Each underwriter, dealer and agent participating in the distribution of any Debt Securities that are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, Debt Securities in bearer form to persons located in the United States or to United States persons (other than qualifying financial institutions), in connection with the original issuance of the Debt Securities.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Debt Securities is being passed upon for the Company by Thomas C. Nord, Esq., Vice President and General Counsel, GATX Capital Corporation. Certain legal matters relating to the Debt Securities will be passed upon for the underwriters, dealers or agents, if any, by Pillsbury Madison & Sutro LLP, San Francisco, California. Pillsbury Madison & Sutro LLP has acted and continues to act as counsel in certain matters for the Company and certain of its affiliates.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE

                                        ----
           PROSPECTUS SUPPLEMENT
The Company..........................    S-3
Recent Developments..................    S-3
Use of Proceeds......................    S-4
Capitalization.......................    S-5
Selected Financial Data..............    S-6
Description of the Notes.............    S-7
Underwriting.........................   S-10
Legal Opinions.......................   S-11

                 PROSPECTUS

Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
The Company..........................      3
Use of Proceeds......................      3
Ratio of Earnings to Fixed Charges...      3
Description of Debt Securities.......      4
Plan of Distribution.................      8
Legal Opinions.......................      8
Experts..............................      8

$350,000,000

GATX CAPITAL
CORPORATION

$225,000,000
6 1/2% NOTES DUE 2000

$125,000,000
6 7/8% NOTES DUE 2004

          [GATX CAPITAL LOGO]
SALOMON BROTHERS INC

CHASE SECURITIES INC.

UBS SECURITIES
PROSPECTUS SUPPLEMENT
DATED OCTOBER 22, 1997